1030561

2-1-02

02020544

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

RECD S.E.C.
FEB 26 2002
080

For the month of February, 2002.

Fairmont Hotels & Resorts Inc.
(Translation of Registrant's Name Into English)

Canadian Pacific Tower, Ste 1600,100 Wellington Street W., Toronto, Ontario M5K 1B7, Canada
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

PROCESSED
MAR 18 2002
THOMSON
FINANCIAL

Form 20-F ____ Form 40-F __X_

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant:
Form S-8 No. 333-_13960___

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FAIRMONT HOTELS & RESORTS INC.
(Registrant)

Date: February 25, 2002

By:
Name: Patricia M. Wakelin
Title: Assistant Secretary

Exhibits Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Fairmont
HOTELS & RESORTS

For immediate release

FAIRMONT HOTELS & RESORTS INC. TO PARTICIPATE IN THE CIBC WORLD MARKETS ELEVENTH ANNUAL GAMING, LODGING & LEISURE CONFERENCE

TORONTO, February 25, 2002 - Fairmont Hotels & Resorts Inc. ("FHR")(TSE and NYSE: FHR) will participate in the CIBC World Markets Eleventh Annual Gaming, Lodging & Leisure Conference held at The Metropolitan Club in New York City on February 27, 2002. William R. Fatt, FHR's Chief Executive Officer, will present at approximately 10:15 a.m. Eastern Time.

Interested participants can access a live audio webcast of the presentation and slide materials at www.cibcwm.com/conferences/gll. Please note, you must enter a source code to view the webcast. The source code is 12345. A replay of the presentation will be available by the end of the day and will be archived for 90 days. Links to the webcast and presentation slides will also be available through FHR's website in the section "Events" (www.fairmont.com/investor). The webcast will begin at approximately 10:15 a.m. Eastern Time and will last for approximately 30 minutes.

To listen to the webcast, users require a sound-enabled computer with a Pentium or equivalent processor, 16MB RAM, Windows 95 (or later) or Mac OS or Linux, a 28.8 Kbps Internet connection (or better), Internet Explorer or Netscape version 4 (or better) and the appropriate version of the Microsoft Media Player. A free, downloadable version of the Microsoft Media Player can be downloaded at the Microsoft Media Player download site (http://www.Microsoft.com/windows/windowsmedia/download/default.asp) or via the FHR website.

About Fairmont Hotels & Resorts Inc.
FHR is one of North America's leading owner/operators of luxury hotels and resorts. FHR's portfolio consists of 77 luxury and first class properties with more than 30,000 guestrooms in Canada, the United States, Mexico, Bermuda, Barbados and the United Arab Emirates. It holds a 67 percent controlling interest in Fairmont Hotels & Resorts ("Fairmont"), North America's largest luxury hotel management company. Fairmont manages 38 distinctive city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs, Fairmont Le Château Frontenac, The Fairmont Scottsdale Princess and The Plaza in New York City. FHR also holds a 100 percent interest in Delta Hotels, Canada's largest first class hotel management company, which manages and franchises a portfolio of 39 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 21 properties and an approximate 35 percent investment interest in Legacy Hotels Real Estate Investment Trust, which owns 21 properties.

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Contact: Emma Thompson
Executive Director Investor Relations
Tel: 416.874.2485
Email: investor@fairmont.com
Website: www.fairmont.com/investor